Eaton Corporation Eaton Center 1111 Superior Avenue Cleveland, OH. 44114-2584 tel: 216/523-5000
June 9, 2011
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Rufus Decker, Accounting Branch Chief
Re:	Eaton Corporation
Form 10-K Report for Year Ended December 31, 2010 and Definitive 14A Proxy Statement filed March 18, 2011
File Number 001-01396
Staff’s Follow-up Comment Letter dated May 31, 2011 (the “Supplemental Comment Letter”)
Dear Mr. Decker:
Eaton Corporation, an Ohio corporation (“we,” “us”, or the “Company”), is submitting this letter in response to the Supplemental Comment Letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). The Supplemental Comment Letter is in response to the Company’s original response letter dated May 17, 2011. The subject of all of these letters is the Company’s Form 10-K Report for year ended December 31, 2010 (the “Report”) and definitive proxy statement on Schedule 14A filed March 18, 2011 (the “Proxy Statement”).
Below are the Company’s responses to each comment presented in the Comment Letter. For the convenience of the Staff, we have repeated each comment before the related response.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010
Consolidated Financial Statements
Note 7 — Commitments and Contingencies, page 36
1.	We note your response to comment five from our letter dated April 19, 2011 regarding the matter of Raysul V. Saturnia. Please show us how you will revise your future filings to disclose the amount of reasonably possible losses in excess of amounts accrued, indicate that there are no such reasonably possible losses, or disclose that you are unable to estimate a range of additional losses.

United States Securities and Exchange Commission

June 9, 2011
Response:

We will revise our future filings as follows:

In December 2010, a Brazilian court held that a judgment against a Brazilian company sold by Eaton in 2006 could be enforced against Eaton. At March 31, 2011, the Company has a total accrual of 62 Brazilian Reais related to this matter, comprised of 60 Brazilian Reais recognized in the fourth quarter of 2010 ($37 based on current exchange rates) with an additional 2 Brazilian Reais recognized in 2011 ($1 based on current exchange rates) due to subsequent accruals for interest and inflation. The Company expects that any sum it may be required to pay in connection with this matter will not exceed the amount of the recorded liability. In 2010, Eaton filed motions for clarification with the Brazilian court of appeals which were denied on April 6, 2011. Eaton will file an appeal of this decision to the federal court in Brazil.

2.	We note your response to comment seven from our letter dated April 19, 2011 in which you indicate that you do not expect any reasonably possible losses to exceed the recognized liability by an amount that would have a “material adverse effect” on your financial position, results of operations or cash flows. Please confirm that you do not expect reasonably possible additional losses associated with environmental contingencies to have a “material” impact on your financial statements. If so, please revise your future filings to remove the word “adverse” from your disclosure as “material adverse effect” implies a different assessment of materiality than that described in SAB Topic 1.M.

Response:

With regards to environmental contingencies, we confirm to the Staff that we do not expect any reasonably possible additional losses beyond those amounts accrued to have a “material” impact on our financial statements. As requested by the Staff, we will remove the word “adverse” in our disclosure in future filings.

We will disclose the following:

Based upon Eaton’s analysis and subject to the difficulty in estimating these future costs, the Company expects that any sum it may be required to pay in connection with environmental matters is not reasonably possible to exceed the liability by an amount that would have a material effect on its financial position, results of operations or cash flows. All of these estimates are forward-looking statements and, given the inherent uncertainties in evaluating environmental exposures, actual results can differ from these estimates.

United States Securities and Exchange Commission

June 9, 2011
Note 8 — Income Taxes, page 37
3.	We note your response to comment nine from our letter dated April 19, 2011. While we understand that there are various levels of appeal available to you and that you intend to pursue these appeals where necessary over the next several years, it is unclear how you have determined that it is not at least reasonably possible that you may have some risk of loss associated with this matter. Furthermore, it is also unclear why you have not disclosed the jurisdiction involved and the general nature of the assessment as provided in your response. It appears that the amounts assessed by the Brazilian government would be material to your financial statements. Therefore, please supplementally explain to us in detail how you have determined that disclosure of the amounts assessed are not material to an investor’s understanding of this matter or provide us supplementally with the enhanced disclosures you will include in future filings.

Response:

As mentioned in our response letter to the Staff dated May 17, 2011, the amortization for the step-up in basis for goodwill is a valid tax deduction based on the law and regulations in Brazil during the time of the transaction. The law and regulations have not changed since that time. Furthermore, we filed and received a favorable tax ruling on the key aspects of the corporate reorganization transaction that were not specifically covered by the plain meaning of the local tax statutes and regulations. Evaluation of accounting for uncertain income tax positions under ASC 740 utilizes a two step process. Under the first step, for an income tax position to qualify for benefit recognition under ASC 740-10-25-6, the position must have at least a more-likely-than-not chance of being sustained based on its technical merits. As previously noted, there is not a valid basis for the denial of these deductions by the Brazil Federal Revenue Department. Therefore, it is more-likely-than-not that our position will be sustained if taken to a court of last resort. Under the second step, our evaluation considered the measurement of the tax benefit under ASC 740-10-30-7. The benefit is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Based on Brazilian law, tax assessments cannot be settled by compromise and therefore there are only two possible outcomes (100% or none). Based on our analysis of this tax matter, we believe that it is more-likely-than-not that the entire benefit will be sustained under the recognition analysis and therefore sustained under the measurement criteria.

Based on our response to the previous comment letter and our additional comments above, we do not believe that there is a valid basis for an adjustment in this tax matter. Since the date of our previous response to Staff’s comment letter, we have received notice from the Brazil Federal Revenue Department that the penalty component of their assessment has been reduced by one-half. We do not believe this tax matter will have a material impact to our financial position, results of operations or cash flow. If facts and circumstances change as this tax matter progresses through the various levels of appeal, we will update our disclosure accordingly.

United States Securities and Exchange Commission

June 9, 2011
However, based on the Staff’s comments, we will adjust our disclosure as follows:

During 2010, Eaton received a significant tax assessment in Brazil for the tax years 2005 through 2008 that relate to the amortization of certain goodwill generated from the acquisition of third party businesses and corporate reorganizations. In this jurisdiction, the Company had previously filed and received a favorable tax ruling on the key aspects of the transaction not specifically covered by the plain meaning of the local tax statutes. The ruling request fully disclosed all steps of the transaction. Multiple outside advisors have stated that Brazilian tax authorities are raising the issue for most clients with similar facts and that the matter is expected to require at least 10 years to resolve. At this time, we believe that the final resolution of the assessment will not have a material impact on the consolidated financial statements.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, Capital Resources and Changes in Financial Condition, page 58
4.	We note your response to comment 11 from our letter dated April 19, 2011. Considering the large amount of consolidated cash and short-term investments that resided in non-U.S. locations at December 31, 2010 we believe that disclosure of this information, along with an indication that you do not intend to repatriate any significant amounts of cash to the U.S. for the foreseeable future would enhance investors understanding of the liquidity resources that are readily available to you both in the U.S. and internationally. Please show us how you will revise your future filings accordingly.

Response:

Within Liquidity, Capital Resources and Changes in Financial Condition, we will include the following disclosure:

Undistributed Assets of Non-U.S. Subsidiaries

At December 31, 2010, approximately 66% of the Company’s consolidated cash and short-term investments resided in non-U.S. locations. These funds are considered permanently reinvested to be used to expand operations either organically or through acquisitions outside the U.S. The largest growth areas that are expected to require capital are in developing foreign markets such as Africa, Brazil, China, India, the Middle East and Southeast Asia. The Company’s U.S. operations generate cash flow sufficient to satisfy U.S. operating requirements. The Company does not intend to repatriate any significant amounts of cash to the U.S. in the foreseeable future.

United States Securities and Exchange Commission

June 9, 2011
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Report and the Proxy Statement, that staff comments or changes to disclosure in responses to comments do not foreclose the Commission from taking any action with respect to the Report or the Proxy Statement, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned.
Sincerely,

/s/ Richard H. Fearon
Richard H. Fearon
Vice Chairman and Chief Financial and Planning Officer